SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    ---------

                                    FORM 10/A


                                 Amendment No. 4



                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                      PURSUANT TO SECTION 12(b) OR 12(g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                              NetWolves Corporation
              (Exact Name of Registrant as Specified in its Charter


          New York                                        11-3439392
(State or Other Jurisdiction of                        (I.R.S. Employer
Incorporation or Organization)                         Identification No.)

200 Broadhollow Road, Melville, New York                     11747
(Address of Principal Executive Offices)                  (Zip Code)

Registrant's telephone number, including area code       516-393-5016

Securities to be registered pursuant to Section 12(b) of the Act:

     Title of Each Class                     Name of Each Exchange on Which
     to be so Registered                     Each Class is to be Registered
     -------------------                     ------------------------------





Securities to be registered pursuant to Section 12(g) of the Act:

                    Common Stock, par value $.0033 per share
                                (Title of Class)

ITEM 1.   BUSINESS

General

     NetWolves Corporation ("NetWolves" or the "Company") designs, develops and sells products which provide a secure, integrated, modular internet gateway. The products connect business networks comprised of multiple computers sharing both small and large geographic areas to the Internet. The primary product, the FoxBox, is multi-functional. It supports secure access to the Internet for 3 to 400 users through a single dedicated connection or up to 8 users simultaneously through a non-dedicated connection, provides advanced electronic mail functions for unlimited users and delivers firewall security to protect the computers of a private network from access by other users. The Company's initial target markets are the end users in the small and mid-sized businesses and large organizations with satellite offices. Larger end users to whom the product is intended to be marketed are companies with multi-state locations, government agencies and educational markets. NetWolves products are designed to service numerous markets, including the financial, medical, legal, travel, hospitality, entertainment, hotel and auto industries.

     The Company's strategy is to establish the FoxBox as the standard for enterprise-wide network connectivity worldwide. To achieve its objectives worldwide, NetWolves seeks to form relationships with leading companies in their respective areas to deliver application-specific internet solutions to organizations worldwide. In furtherance of this objective, the Company has recently entered into agreements with Anicom, Inc. and The Sullivan Group and is negotiating additional relationships.

     In January 1999, NetWolves entered into a distribution agreement with Anicom, Inc. appointing Anicom, Inc. as the exclusive master distributor of its products in North America subject to certain minimum purchase requirements. Anicom is one of the largest distributors in the United States of multimedia wiring systems with customers including Cisco Systems and Fast Com and intends to sell the Company's products to its 75 offices located in the United States. In addition, Anicom will maintain inventory of the FoxBox from all 75 locations and intends to distribute the FoxBox nationwide. The Company delivered its first significant order, in excess of $1,500,000, in March/April 1999.

     In January 1999, the Company entered into an agreement with The Sullivan Group, a leading consulting organization serving the needs of the automobile aftermarket, convenience stores and oil industry. It maintains an extensive library of training modules available to its client base which includes Amoco Oil, British Petroleum, Chevron, Chrysler, Exxon, General Motors, Mobil Oil Shell, Tosco and Unocal. Pursuant to its agreement, The Sullivan Group has appointed NetWolves as its exclusive provider in the United States of a delivery system whereby The Sullivan Group intends to sell its proprietary training programs to approximately 40,000 retail locations throughout the United States. NetWolves is customizing an Internet solution specifically to deliver distance learning to these locations utilizing its FoxBox technology; and it anticipates sales of this customized product to commence this summer.

     NetWolves, LLC was an Ohio limited liability company formed on February 13, 1998, which was merged into Watchdog Patrols, Inc. on June 17, 1998. Watchdog, the legal surviving entity of the merger was incorporated under the laws of the State of New York on January 5, 1970. As a result of the merger and subsequent sale of Watchdog's business, Watchdog changed its name to NetWolves Corporation and the former NetWolves LLC members owned 61.2% of the outstanding common stock of NetWolves Corporation. NetWolves LLC was not affiliated with Watchdog prior to the merger.

Products and Services

     The FoxBox is a multi-services internet communications gateway that offers a combined internet access and firewall security solution. The FoxBox includes the following products or services which would have to be purchased separately to achieve the same functionality: an exchange server, a web server, a firewall which protects the computers of a private network from access by other users, a router, internet hardware and software setup, and product training. The FoxBox costs substantially less than purchasing its functionality in separate products, which costs would exceed $30,000. Further, its "all-in-one" solution significantly reduces costly network administration overhead, since there are less divergent components to administer in the FoxBox. Each of the features in the FoxBox is designed to work together using integrated hardware and software, and a common interface. This facilitates expansion and support of the converging voice and data industries. NetWolves currently offers five FoxBox models: FoxBox DDR, at a suggested wholesale price of $3,400; FoxBox ISDN, at a price of $4,400; FoxBox 56K, for $5,500; FoxBox T1, for $7,100; and FoxBox S2E, for $4,100.

     The FoxBox offers the following features:

     --   It can securely connect any number of users in a small geographic area
          (LAN) simultaneous to the Internet through a single dial-up or dedicated connection.

     -- Up to eight users at one time can connect to the Web/Internet on non-dedicated connections.

     -- Hierarchical caching, which are rules that tell a computer to look for the data stored on a series of a computer before accessing the internet for data, gives the FoxBox more efficient web viewing and greater ability to transfer files from one file to another.

     -- Any number of users can send and receive e-mail individually, while sharing one internet service provider account.

     --   A firewall protects the LAN from Internet-borne attacks.

     -- An advanced network address translation module allows the creation of powerful address translation rules for greater firewall flexibility.

     -- Files that store events for review at a later date ensure appropriate use of internet resources.

     --   Scalability allows internet usage to grow as a company expands.

     --   A  network  file  server   centrally  stores  programs  and  data  for
          accessability to multiple users simultaneously and share data and programs from a central location.

     -- It can be used as a stand-alone firewall to protect the resources of a private network from users outside on a public network.

     --   It allows a company to publish and host a web site.

     The FoxBox also offers the following optional features:

     -- High speed tape backup/restore module (SCSI) allows all stored data on the FoxBox to be backed up onto a DAT tape, which is a standardized tape for file back up.

     -- Fast SCSI hard drive provides extra storage for shared files and Web data at faster access speeds.

     -- Extra 9.1 gigabyte SCSI hard drive provides extra storage for shared files and Web data.

     -- E-Mail Archive module allows all inbound and outbound e-mail to be saved for archival/compliance purposes.

     -- Advanced access control module allows control over who can access the web and the sites to which they have access.

     -- Virtual Private Networking (VPN) module provides a process for encrypting data for secure transmission over public networks.

     Firewall and Security Functions

     NetWolves believes that security is an essential element of any Internet connectivity solution. For this reason, the FoxBox includes a high end firewall security protection, without requiring the purchase of additional components.

     The FoxBox is designed to protect a company's private data and systems from outside intruders with its firewall security system, incorporating three separate firewall technologies:

     -- Stateful packet filters verify that all incoming data packets coming from the Internet have been requested by an authorized user on the LAN.

     -- Proxy applications prevent unauthorized internet applications from accessing the LAN.

     -- Network Address Translation (or NAT), which are conversions of public addresses to and from private addresses, makes the network invisible to outside Internet users by hiding the internal network's addresses of each sender or receiver of information.

     All packets of data entering the FoxBox from the Internet are first checked for validity against a series of stateful packet filters. The data is then forwarded to proxy applications that further inspect the contents of the packets for potential security violations. If the data is determined to be valid by both the stateful packet filters and proxy applications, it is allowed to enter the secure LAN.

     The FoxBox DDR and FoxBox ISDN dial on demand units come with a preconfigured firewall and network address translation rules that allow these products to securely connect the LAN to the Internet. The FoxBox 56K, FoxBox T1 and FoxBox S2E are designed with fully configurable firewalls and network address translation rules that give the network administrator greater flexibility in allowing or denying incoming and outgoing data.

     E-Mail Services

     A key feature of the FoxBox is its advanced and powerful management of electronic mail. With only one Internet account, an unlimited number of users can send and receive e-mail. In addition, the FoxBox supports e-mail standards. For e-mail between a FoxBox and the Internet, NetWolves uses the standard simple mail transfer protocol (SMTP), which is the standard for e-mail transmission on the Internet. SMTP is accomplished using a product called Sendmail, version 8.8.8, which is the standard SMTP server on the Internet. Sendmail manages the sending of e-mail from a FoxBox to any other host on the Internet. For LAN users, the FoxBox supports a number of different protocols. If the FoxBox is used as the LAN's e-mail server, two common client-server e-mail protocol standards are supported:

     -- POP-3 - a process for retrieving e-mail from its stored location to the viewer.

     --   IMAP - a method of viewing electronic mail at its stored location.

     The FoxBox supports several e-mail clients, including:

     --   Microsoft Exchange
     --   Microsoft Internet Mail
     --   Netscape Navigator Mail
     --   Eudora
     --   Pegasus

     The FoxBox supports several e-mail gateways, including:

     --   Microsoft Exchange Server
     --   Lotus cc: Mail
     --   GroupWise Mail
     --   Others with SMTP gateways


     Graphical User Interface for Administration/Management

     A Web-based graphical user interface, or GUI allows the network administrator to configure the various subsystems of the FoxBox. The FoxBox is completely transparent to the Internet user. Likewise, because the FoxBox is easy to setup, it will feel transparent to the administrator. This is especially true should changes be required following initial installation. Since all administration of the FoxBox is performed through a Web browser, the administrator can be on any workstation on the LAN.

Agreements With Anicom and The Sullivan Group

     In January 1999, NetWolves entered into an agreement with Anicom. The agreement appoints Anicom as NetWolves' exclusive master distributor of its products throughout North America for a five year period. There are minimum purchase requirements under the agreement to maintain exclusivity though there are no specific purchase commitments beyond its initial order which was delivered in March/April 1999. NetWolves has also reserved the right to make direct sales or leases of its products to customers, distributors and Anicom resellers during the term of the agreement provided that it pays a stipulated commission to Anicom of such sales. The agreement further provides for Anicom to maintain inventory of NetWolves' products and to distribute these products throughout its 75 locations in the United States. The agreement provides for certain rights of termination, including the option of NetWolves to terminate during the first two years of the agreement on 30 days prior written notice provided that, as a condition to the effectiveness of such termination, NetWolves shall pay Anicom a stipulated fee. Anicom's only rights to terminate are in the event of bankruptcy or insolvency proceedings against NetWolves or in the event the products covered the agreement cease to be manufactured by or on behalf of NetWolves. In the event of termination by Anicom, Anicom has the right, but not the obligation, to direct NetWolves to repurchase from Anicom any portion of any new undamaged and unused products sold within a one year period and owned by and remaining in Anicom's inventory.

     For cash consideration paid to the Company of $300,000, the Company issued Anicom 300,000 warrants to purchase common stock of the Company at an exercise price of $5 per share. The warrants issued to Anicom shall vest in equal installments over three years, commencing on the first anniversary of the agreement and shall expire in January 2004. Anicom also obtained piggyback registration rights with respect to the issuable shares of common stock.

     In January 1999, NetWolves entered into an agreement with The Sullivan Group, a leading consulting organization serving the needs of the automotive aftermarket, convenience store and oil industry and, through its subsidiary, The Duffy-Vinet Institute, maintains an extensive library of training modules available to its client customer base. Under the agreement, NetWolves has been appointed as the exclusive provider of multi-services internet gateway products, which is intended to enable The Sullivan Group and its subsidiary to sell its proprietary training programs to approximately 40,000 retail locations throughout the United States. This combined technology is intended to facilitate simultaneous interactive distance learning at all sites. The agreement is for a period of five years with an automatic five year renewal unless previously terminated. NetWolves has agreed to customize its FoxBox to serve the needs of The Sullivan Group.

     Initial deliveries are scheduled to commence in the quarter ending December 31, 1999. While deliveries will be made against specific purchase orders yet to be received, NetWolves has agreed to deliver approximately 40,000 units over a five-year period ranging from 350 units in 1999 and 4,150 units in 2000 to 14,000 in 2003. It is intended that the units will be leased over a 48 month term at a monthly rate of $200 per unit. One year of maintenance is included with each leasing agreement and extended maintenance contracts may be purchased for a fee.

Research and Development

     The internet and the computer hardware and software industry are characterized by rapid technological change, which requires ongoing development and maintenance of products. It is customary for modifications to be made to products as experience with its use grows or changes in manufacturer's hardware and software so require.

     NetWolves' research and development organization is comprised of a core team of engineers who specialize in different areas of product development. NetWolves engineering team has experience in a variety of industries, including information security, designing networking protocols, building interfaces, designing databases, and computer telephony. Their expertise is used in the design of the FoxBox and seeking improved methods for the FoxBox to meet customer needs. As of March 31, 1999, the Company's research and development group consists of five employees. The Company seeks to recruit highly qualified employees and its ability to attract and retain such employees will be a principal factor in its success in achieving and maintaining a leading technological position.

     For the six months ended December 31, 1998, the Company expended approximately $91,600 for research and development expenses. The Company intends to increase its investment in product development and believes that its future services will depend, in part, on its ability to develop, manufacture and market new products and enhancements to existing products on a cost-effective and timely basis.

Manufacturing and Testing

     The primary manufacturer currently used by the Company is Boca Research, a hardware assembly and engineering firm located in Boca Raton, Florida. Accuspecs, a hardware assembler located in McKeen, Pennsylvania, also manufactures the FoxBox for the Company. While NetWolves has no long-term agreements with these manufacturers, it believes that alternative manufacturers are available if NetWolves were to change manufacturers.

     Production Process

     The process used to produce NetWolves products begins with hardware configuration, installing the appropriate version of FoxBox software, configuring client-specific software components, followed by a 24-hour "burn-in" process. Raw/prefabricated materials, components, and subassemblies required for production include mother boards, CPU's, cases, Ethernet cards, network communication cards, hard drives, memory, CPU fans and power supplies. The Company believes that these materials are available from several companies and that alternative sources of supply are currently available.

     Testing

     A majority of testing is performed as part of the manufacturing process. In addition, NetWolves performs quality testing via the Internet on a periodic basis to verify that the assembled products meet all production quality criteria. Also, randomly chosen FoxBox units are shipped from the production assembly facility back to NetWolves for additional testing.

     In addition to testing the product on a regular basis, NetWolves researches the status of existing components used in the FoxBox to determine if they are being phased out or prices have changed. If it concludes that a certain component must be substituted, trial testing is performed on a new component to determine if it meets product component criteria. If it meets this criteria, which includes cost effectiveness, longer life expectancy and product efficiency, a plan to develop and use the component is implemented.

Customer Service and Technical Support

     The Company maintains an experienced staff of customer service personnel to provide technical support to its customers. Each member of the customer service staff is certified through an ongoing in-house training and testing program to provide support for each individual product. The Company's customer service staff provides product support via telephone and e-mail 24 hours per day, seven days per week. The Company generally provides software and documentation updates, including maintenance releases, operating system upgrades and major functional upgrades, as part of its customer support services.

Sales and Marketing

     The Company's strategy of marketing and sales plan for it to enter into agreements with providers of products in a wide variety of markets, including financial, medical, legal, travel, hospitality, entertainment, hotel and the auto industries in order to leverage their existing client base for sales of the Company's products. With this objective, the Company has entered into agreements with Anicom, Inc. and The Sullivan Group and is seeking additional strategic alliances on a worldwide basis. The Company intends to hire sales and marketing consultants in five (5) regional areas, New York, Tampa, Chicago, Washington D.
C. and Los Angeles. These persons will perform several important functions including managing the master distribution agreements between the Company and its partners and also customizing solutions for the various market business segments.

     The Company has implemented marketing initiatives to support the sales and distribution of its products and services, and to communicate corporate direction. The Company's sales and marketing employees are responsible for collateral development, lead generation and awareness of the Company and its products. Marketing programs include public relations, seminars, industry conferences and trade shows, advertising and direct mail. The Company's marketing employees also contribute to both the product direction and strategic planning processes by providing market research and conducting surveys and focus groups.

Licensing and Intellectual Property

     The Company  considers  certain  features of its  products,  including  its
methodology  and  technology  to  be  proprietary.   The  Company  relies  on  a
combination of trade secret, copyright and trademark laws, contractual provisions and certain technology and security measures to protect its proprietary intellectual property. The Company does not currently have any patents or pending patent applications. Notwithstanding the efforts the Company takes to protect its proprietary rights, existing trade secret, copyright, and trademark laws afford only limited protection. In addition, effective protection of copyrights, trade secrets, trademarks and other proprietary rights may be unavailable or limited in certain foreign countries. The Company believes that, because of the rapid rate of technological change in the computer industry, factors such as the knowledge, ability and experience of the Company's employees, product and service offering development, and quality of customer support services are more important than any available trade secret or copyright protection.

     The Company does not intend to sell or transfer title of its products to its clients though this structure may change as the Company expands its operations. The products are intended to be licensed generally pursuant to licensing agreements for which extended payment terms may be offered. In the case of extended payment term agreements, the customer is contractually bound to equal monthly fixed payments. The first year of maintenance is bundled with standard licensing agreements. In the case of extended payment term agreements, maintenance may be bundled for the length of the payment term. Thereafter, in both instances, the customer may purchase maintenance annually.

Competition

     The Company faces competition from the manufacturers of several different types of products used as multi-service packaged solutions for Internet gateways. Its major competitors are Whistle, which was recently acquired by IBM, Team Internet and Free Gate. The Company expects competition to intensify as more companies enter the market and compete for market share. In addition, companies currently in the server market may continue to change product offerings in order to capture further market share. Many of these companies have substantially greater financial and marketing resources, research and development staffs, manufacturing and distribution facilities. There can be no assurance that the Company's current and potential competitors will not develop products that may or may not be perceived to be more effective or responsive to technological change than that of the Company, or that current or future products will not be rendered obsolete by such developments. Furthermore, increased competition could result in price reductions, reduced margins or loss of market share, any of which could have a material adverse effect on the Company's business operating results and financial condition.

      The Company believes that an important competitive factor in its market is the cost effective integration of many services in a single unit. In this regard, the Company believes that it compares favorably to its competitors in price and overall cost of ownership including administrative and maintenance costs. However, equally important are other factors, including but not limited to, product reliability, availability, upgradability, and technical service and support. The Company's ability to compete will depend upon, among other factors, its ability to anticipate industry trends, invest in product research and development, and effectively manage the introduction of new or upgraded products into targeted markets.

Employees

     As of March 15, 1998, the Company employed 23 full-time employees. Approximately, five of these employees are involved in research and development, seven in sales and marketing, and 11 in finance and general administration. In addition, the Company has retained five independent contractors on a consulting basis who support engineering and marketing functions. To date, the Company believes it has been successful in attracting and retaining skilled and motivated individuals. Competition for qualified management and technical employees is intense in the computer industry. The Company's success will depend in large part upon its continued ability to attract and retain qualified employees. The Company has never experienced a work stoppage and its employees are not covered by a collective bargaining agreement. The Company believes that it has good relations with its employees.

ITEM 2.   FINANCIAL INFORMATION

Selected Financial Data

     The following selected financial data has been derived from the financial statements included elsewhere in this report and should be read in conjunction with such financial statements.



                                             Period from         Six Months ended
                                             February 13, 1998   ended
                                             (inception) to      December 31, 1998
                                             June 30, 1998       (unaudited)
                                             ------------------  -----------------
Statement of Operation Data:
 Net sales                                    $   29,621           $   80,714
 Cost of goods sold                                5,681               31,478
                                              ----------           ----------
 Gross profit from sales                          23,940               49,236
 Operating expenses                              149,510            3,907,674
                                              ----------           ----------
 Loss before other income (expense)
   and benefit from income taxes                (125,570)          (3,858,438)
 Interest income (expense), net                    2,666               27,218
 Other income (expense), net                       3,490                2,118
                                              ----------           ----------
 Loss before benefit from income taxes          (119,414)          (3,829,102)
 Benefit from income taxes                        20,000                  -
                                              ----------           ----------
 Net loss                                     $  (99,414)         $(3,829,102)
                                              ==========           ==========
 Basic and diluted net loss per share         $    (0.04)         $     (0.89)
                                              ==========           ==========
 Weighted average common shares
     outstanding                               2,810,102            4,315,772
                                              ==========           ==========
Financial position:
 Cash and cash equivalents                    $1,118,416         $    808,279
 Marketable securities, available
   for sale                                    1,063,828              463,500
 Total assets                                  2,959,451            1,976,444
 Total shareholders' equity                    2,928,003            1,788,974

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

     The Company is a corporation with a limited operating history, formed in February 1998. The Company has commenced field trial and limited sales of its primary product, "The FoxBox". Additionally, efforts were made to obtain operating capital and convert the Company to a public entity. This was successfully accomplished through a reverse merger with Watchdog Patrols, Inc., a publicly traded (OTCBB), non-reporting corporation. Operating expenses have increased significantly since the Company's inception. This reflects the cost associated with the formation of the Company as well as increased efforts to promote market awareness for the FoxBox (Multi- services Internet communications gateway), solicit new customers, recruit personnel, build operating infrastructure and continued product development. The FoxBox is a multi-functional product that connects business networks [Local Area Networks
(LANs) and Wide Area Networks (WANs)] to the Internet. It supports secure access to the Internet for 3 to 400 users through a single connection, provides advanced electronic mail functions for unlimited users and delivers firewall security. The Company's initial target markets are the end users in small and mid-size businesses and large organizations with satellite offices. In January 1999 the Company was able to secure two Agreements which have the potential to generate significant revenues over the term of the agreement. The first of which would be The Sullivan Group ("Sullivan") agreement whereby Sullivan appointed the Company as its exclusive provider of the Company's multi-service Internet delivery system (known as "FoxBox") to be used in conjunction with Sullivan's proprietary interactive distance learning training programs. The period of the agreement is for a term of five years. The second agreement is with Anicom, Inc. ("Anicom"). The Company entered into a five-year exclusive master distribution agreement with Anicom, Inc. to distribute the FoxBox through North America.

     The Company has a limited operating history in which to base an evaluation of the business and prospects. The Company's prospects must be considered in light of the risks, frequently encountered by companies in their early stages of development, particularly for companies in the rapidly evolving Technology Industry. Certain risks for the Company include, but are not limited to unproven business model, capital requirements and growth management. To counter this risk, the Company must, among other things, increase its customer base, develop a distribution network, successfully execute its business and marketing plan, and increase the operating infrastructure. There can be no assurance that the Company will be successful in addressing such risk, and the failure to do so could have a material adverse effect on the Company's financial condition and results of operations. Since inception, the Company has incurred significant losses and as of December 31, 1998 had a deficit accumulated during the development stage of approximately $3.9 million. The Company believes that its success depends in large part on its ability to create market awareness and acceptance for the FoxBox, raise additional operating capital to grow operations, build technology and non-technology infrastructures, expand the sales force and distribution network, and continue new product R&D through the development and operational stages.

Results of Operations
From February 13, 1998 (date of inception) to December 31, 1998

     The Company continues to operate as a development stage enterprise as of December 31, 1998, and accordingly, the Company has engaged in limited revenue generating operations. The net sales from operations for NetWolves for the period from inception through December 31, 1998 were $110,335, all of which were from sales of the FoxBox. Additionally, $43,884 of dividend and interest income was generated during this period. The Company operates on a fiscal year end of June 30.

     The Company's gross margin from the period of inception to December 31, 1998 was 66%. The Company believes that gross margins greater than 66% are achievable at increased production levels. These results will depend, in part, on the effects of economies-of-scale, the use of third-party assemblers and the ability to competitively purchase rapidly evolving commodity hardware, which is a significant component of "cost of goods sold." The use of non-Proprietary hardware is one of many inherent design features of the FoxBox which facilitates an efficient and cost effective production cycle. Additionally, this allows the Company to focus its core R&D efforts on developing cutting edge Software. There can be no assurance that the Company will be successful in increasing its margins due to one or more factors. These factors include, but are not limited to increases/decreases in direct labor and material costs and general economic conditions in the future.

     Operating expenses for this period were $4,057,184, which consisted primarily of $1,941,518 of general and administrative costs relating to the establishment of the infrastructure of the business. $91,616 of costs were incurred relating to research and development, $2,024,050 relating to selling, marketing and consulting. Included in the above mentioned operating expenses are approximately $2,493,000 of compensation for services in the form of the Company's common stock and options.

Liquidity and Capital Resources

     On June 17, 1998 the Company executed a reverse merger with Watchdog Patrols, Inc. a publicly traded non-reporting company engaged in the activity of providing armed and unarmed security guard services for the New York/Metropolitan Area. This merger made available to the Company, approximately $2.3 million of cash, cash equivalents and marketable securities to be used as operating capital. Additionally, on November 22, 1998 the Company sold substantially all the assets of the security guard business, consisting primarily of uniforms, vehicles, computer systems and furniture to a third party. This generated an additional $600,000 of cash flow to the Company.

     As of December 31, 1998 the Company has $1,271,779 of cash, cash equivalent and marketable securities available to fund operations. In March/April 1999, the Company delivered an initial stocking order of approximately $1.5 million pursuant to its master distribution agreement with Anicom. Additionally, the Company completed a private placement memorandum (PPM) of $6 million in the fourth quarter of fiscal 1999. Management believes that the Company has adequate capital resources to meet its working capital need for at least the next twelve months based upon its current plans. The Company intends to raise additional monies from the sale of its capital stock to fund its growth over the next 24 to 36 months. However, there can be no assurance that the Company will have sufficient capital to finance its planned growth.

Year 2000 Issues

     Background. Some computers, software, and other equipment include programming code in which calendar year data is abbreviated to only two digits. As a result of this design decision, some of these systems could fail to operate or fail to produce correct results if "00" is interpreted to mean 1900, rather than 2000. These problems are widely expected to increase in frequency and severity as the year 2000 approaches and are commonly referred to as the "Millennium Bug" or "Year 2000 problem.

     Assessment. The Year 2000 problem could affect computers, software, and other equipment which NetWolves Corporation uses, operates, or maintains. Accordingly, NetWolves Corporation has reviewed its internal computer programs and systems to ensure that the programs and systems are Year 2000 complaint. NetWolves Corporation presently believes that its computer systems are Year 2000 complaint. However, while the estimated cost of these efforts is not expected to be material to its overall financial position, or any year's results of operations, there can be no assurance to this effect.

     Products Sold to Consumers. NetWolves Corporation believes that it has substantially identified and resolved all potential Year 2000 problems with the software products it develops and markets. However, it also believes that is not possible to determine with complete certainty that all Year 2000 problems affecting its products have been identified or corrected due to the complexity of these products and the fact that these products interact with other third party vendor products and operate with other systems which are not under its control.

NetWolves Corporation recognizes the significance of the Year 2000 issue as it relates to internal systems, including IT and non-IT systems. To that extent NetWolves Corporation has achieved the following:

     Internal Information Technology Infrastructure. NetWolves Corporation believes that it has identified, modified upgraded, or replaced substantially all of the major computers, software applications, and related equipment used in connection with its internal operations in order to minimize the possibility of a material disruption to its business. While most of the upgrades were planned as part of a general enhancement to its infrastructure, the timing of the upgrades also result in Year 2000 compliance.

     Systems Other than Information Technology Systems. In addition to computers and related systems, the operation of office and facilities equipment, such as fax machines, photocopiers, telephone switches, security systems, elevators, and other common devices may be affected by the Year 2000 problem. NetWolves Corporation has assessed and remediated the effect of the Year 2000 problem on its office and facilities equipment under its control, and the total costs associated with completing the required modifications, upgrades, or replacements of these internal systems were not material.

     Suppliers. NetWolves Corporation has initiated communications, including surveys, with business critical third party suppliers of the major computers, software, and other equipment which it uses, operates, or maintains to identify and, to the extent possible, to resolve issues involving the Year 2000 problem. NetWolves Corporation has received vendor certification that all of its business critical information technology systems, including internal communications systems, accounting and finance systems, customer service systems, and sales and marketing tracking systems, are Year 2000 compliant. Accordingly, NetWolves Corporation does not anticipate any significant Year 2000 problems with these systems; however, it cannot ensure that these suppliers will resolve any or all of their Year 2000 problems with these systems before the occurrence of a material disruption to its business or that of its customers. NetWolves Corporation believes that its primary exposure is presently with respect to public utilities and telecommunications suppliers. Any failure of these third parties to resolve Year 2000 problems with their systems in a timely manner could have a material adverse affect on NetWolves Corporation business, financial condition, and results of operation.

     Additionally, NetWolves Corporation has initiated communications, including surveys, with all other vendors or businesses that supply any service to NetWolves Corporation. While it has limited or no control over responses to its inquiries and the actions of these third party suppliers, NetWolves Corporation does not view this category of services to be business critical and in the event of a Year 2000 problem with a particular vendor, believes that those goods or services could easily be obtained from other sources.

     Banking Relationships. NetWolves Corporation has confined its banking relationships to top tier financial institutions who have represented that their respective systems are Year 2000 complaint. Any failure of these banks to resolve Year 2000 problems with their systems in a timely manner would result in financial inconvenience and, depending upon the duration of the failure, could have a material adverse affect on NetWolves Corporation financial condition and results of operation.

     Most Likely Consequences of Year 2000 Problems. NetWolves Corporation believes that it has identified all Year 2000 problems that could materially adversely affect its business operations. However, it does not believe that it is possible to determine with complete certainty that all Year 2000 problems which effect it have been identified or corrected.

     The number of devices that could be affected and the interactions among these devices are simply too numerous. In addition, one cannot accurately predict how many Year 2000 problem- related failures will occur or the severity, duration, or financial consequences of these perhaps inevitable failures. In addition, NetWolves Corporation is unable to determine with any degree of certainty the changes in buying habits of its current and potential customers due to their concerns over Year 2000 issues. As a result, NetWolves Corporation expects that it could likely experience a significant number of operational inconveniences and inefficiencies that may divert management's time and attention and its financial and human resources from its ordinary business activities. In addition, NetWolves Corporation may experience a lesser number of serious system failures that may require significant efforts by it or its customers to prevent or alleviate material business disruptions.

ITEM 3.   PROPERTIES

     The Company maintains approximately 250 square feet of office space in Melville, New York at a monthly rental of approximately $1,600, which currently accommodates the Company's headquarters for administrative and financial functions. The lease expired in January and is currently on a month-to-month basis. The Company has a three year lease expiring in August 2001 for approximately 4,100 square feet of space in Tampa, Florida, which currently accommodates the Company's research and development facilities. The annual rent is approximately $28,500. The Company is presently negotiating for new facilities in New York and in the Tampa, Florida area. The Company believes that its present and proposed facilities are adequate to meet its current business requirements and that suitable facilities for expansion will be available, if necessary, to accommodate further physical expansion of corporate operations and for additional sales and support offices.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
          MANAGEMENT

     The following table sets forth the beneficial ownership of the Company's common stock as of March 1, 1999 of (i) each person known by the Company to beneficially own 5% or more of the Company's outstanding Common Stock, (ii) each of the Company's executive officers, directors and director nominees, and (iii) all of the Company's executive officers and directors as a group. Except as otherwise indicated, all shares of Common Stock are beneficially owned, and investment and voting power is held, by the persons named as owners. Percentage ownership for each owner includes warrants currently exercisable or exercisable by such owner within 60 days.


Name and Address  of                            Amount of Shares
  Beneficial Owner                             Beneficially Owned     Percentage Ownership
---------------------                          ------------------     --------------------
Greenleaf Capital Partners, LLC (7)                1,141,360 (5)              27%
Walter M. Groteke                                    528,064 (1)(2)           11%
Daniel G. Stephens                                   528,064 (1)(2)           11%
Kevin F. Sherlock                                    528,064 (1)(2)           11%
Keith Darling                                        528,064 (2)(3)           11%
Mark Jacques                                         475,258 (2)(3)           10%
Walter R. Groteke                                    150,000 (1)               3%
Internet Technologies, Inc.(7)                       260,000 (4)(5)            5%
Ed Lavin                                              50,000                   1%
Louis Liben                                           50,000                   1%
Kirlin Securities, Inc.(7)                           500,000 (6)               9%
Executive officers and
  directors as a group                             1,834,192                  38%

* less than one percent (1%) unless otherwise indicated.

(1) Does not include unvested warrants to purchase 200,000 shares at an option price of $1.63 per share. See "Management - Employment Agreements."

(2)  Messrs.  Walter M. Groteke,  Daniel G. Stephens,  Kevin F. Sherlock,  Keith
     Darling and Mark Jacques have agreed that the shares owned by them may not be sold until June 17, 2000 without the prior written consent of Kirlin
     Securities. Kirlin Securities may release such restriction, although there are no understandings or arrangements in this regard.

(3) Messrs. Darling and Jacques are former officers, directors and employees of the Company. Does not include unvested, performance based warrants to purchase 50,000 shares each at an option price of $5.00 per share.

(4) Internet Technologies, Inc., a consultant to the Company, has the right to receive up to 120,000 additional shares based upon future performance criteria.

(5) Greenleaf Capital Partners, LLC has demand registration rights on its shares and Internet Technologies, Inc. has demand registration rights for 200,000 shares of common stock.

(6) Represents warrants currently exercisable by Kirlin Securities and its affiliates to purchase 500,000 shares of common stock at $1.63 per share.
     Kirlin Securities, Inc. has demand registration rights on the shares of common stock issuable upon exercise of the warrants.


(7) The natural person or persons who exercise sole or shared voting and dispositive powers over the shares held of record by these entities are as follows: Greenleaf Capital Partners, LLC - Mr. Phillip LoRusso and Mr.
     Edmund McCormick;  Internet Technologies,  Inc. - Mr. Louis McElwee; Kirlin
     Securities, Inc. - Mr. Anthony Kirincic.



ITEM 5.   DIRECTORS AND EXECUTIVE OFFICERS

Directors and Executive Officers

     The directors and executive officers of the Company as of March 1, 1999 and their ages are as follows:

Name                          Age            Position
----                          ---            --------

Walter M Groteke              29        Chairman of the Board, President and
                                        Chief Executive Officer
Daniel G. Stephens            28        Vice Chairman of the Board and
                                        Chief Information Officer
Kevin F. Sherlock             35        Chief Operating Officer and Director
Walter R. Groteke             52        Vice President - Sales and Marketing
                                        and Director
Ed Lavin                      55        Director
Louis Liben                   40        Director

------
     Walter M. Groteke, a co-founder of the Company, has been Chairman of the Board, Chief Executive Officer and a director of the Company since June 1998. Mr. Groteke is responsible for planning, developing and establishing policies and business objectives for the Company. From June 1995 until 1997, Mr. Groteke was regional business development manager for Techmatics, Inc. an information systems Department of Defense contractor. From May 1993 to June 1995, Mr. Groteke was senior account manager for NYNEX's strategic account management program.

     Daniel G. Stephens, a co-founder of the Company, has been Vice Chairman of the Board and Chief Information Officer since June 1998. Mr. Stephens directs research and development, information systems and technical support services for the Company. From May 1994 until 1997, Mr. Stephens was a senior systems engineer for Techmatics, Inc. In this capacity, he advised the Department of Justice on development of a nationwide series network infrastructure to support a law-enforcement database.

     Kevin F. Sherlock, has been Chief Operating Officer of the Company since January1999 and a director of the Company since June 1998. From 1985 to June 1998, Mr. Sherlock was an Account Director responsible for sales and marketing at Standard Register.

     Walter R. Groteke has been a director of the Company since February 1999 and Vice President - Sales and Marketing since August 1998. From 1995 through July 1998, Mr. Groteke was a regional and district sales manager for GTE Florida and GTE Communications Corporation. Mr. Groteke founded Hawk Telecom in 1975 and was President until its sale in 1994. Mr. Groteke is the father of Walter M. Groteke.

     Ed Lavin has been a director of the Company since February 1999. Mr. Lavin has been Chairman and Chief Executive Officer of Staples Communications, a subsidiary of Staples Corporation since March, 1999. Mr. Lavin began his career at ADT from 1967 to 1972. In 1970 he was promoted into ADT's National Accounts Division. Mr. Lavin then joined the L. M. Ericcson Company of Sweden from 1973 to 1979 where he served as Vice President of Sales in the United States. Mr. Lavin immigrated to Canada in 1980 to form Canadian Telecommunications Group and was Chairman and CEO of Canadian Telecommunications Group (CTG) from 1980 to 1986. Mr. Lavin moved to TIE Communications where he served as president from 1987 to 1990. TIE Communications acquired Centel Communications, which was later merged with WilTel Communications where he served as CEO from 1990 to 1993. In November 1993, Mr. Lavin founded Quest America, a telecommunications consulting company based in Boston, Massachusetts. On April 10, 1996, Mr. Lavin led a group that acquired Executone Information Systems' Network Division. The purchaser was a group financed by Bain Capital, Inc. of Boston, Massachusetts. The company name was later changed to Claricom, Inc. In March 1999, Claricom successfully merged its business with Staples Corporation.

     Louis Liben has been a director of the Company since February 1999. From 1997 to date, Mr. Libin has been a director, Chief Technology Officer and Senior Vice President of e.TV Commerce, Inc., a Jacksonville, Florida network distribution technology company. Mr. Libin is also a director and the Chief Technology Officer of Compu-DAWN, Inc., a leading public safety software company in the United States. Louis Libin is the founder of Broadcast Communications, Inc. (Broad Comm), a broadcast project management group. Mr. Libin is a world-renowned expert in wireless communications systems. At the International Telecommunications Union in Geneva, Switzerland, Mr. Libin represents the United States on satellite and transmission issues and is currently Chairman of the expert group on interactive data services. Mr. Libin has over 15 years experience in engineering, communications, and management. From 1983 to 1986, Mr. Libin was employed by the Radio Corporation of American ("RCA") as a project manager. In 1986, RCA was acquired by the General Electric Corporation ("G.E."). From 1987 to 1997, Mr. Libin served as the Director of Technology for NBC/G.E., specializing in a broadcast transmission systems and is also an officer as Corporate Secretary or Assistant Corporate Secretary for all G.E. wholly-owned subsidiaries that deal in broadcast, with responsibility for technical developments and all Federal Communications Commission ("FCC") issues and licenses. From 1981 to 1982, Mr. Libin was employed by the Loral Corporation as Electronic Design Engineer and designed Radio Frequency ("RF") systems for the military. From 1979 to 1980 he worked for Burroughs Computer Systems, Inc. (now UNISYS) as a Field Engineer and from 1980 to 1981 for the Chryon corporation as Design Engineer.

Employment Agreements

     Walter M. Groteke, Daniel G. Stephens and Kevin F. Sherlock entered into employment agreements in June 1998 in connection with the acquisition of Watchdog Patrols, Inc. ("Watchdog Patrols"). Pursuant to these agreements, Messrs. Groteke, Stephens and Sherlock are employed as Chief Executive Officer, Chief Information Officer and Chief Operating Officer, respectively, for an initial term of three years. The agreement provides for automatic renewal for an additional three years unless terminated by the Company for cause or terminated by the executive. The base salary for each person is $100,000 increasing to $150,000 annually in the event NetWolves generates revenues between $5,000,000 and $10,000,000 within one year of the employment term and further increasing to $250,000 if NetWolves generates revenues of at least $10,000,000 within one year of the initial employment term. The employment agreements each provide for an annual incentive equivalent to 2% of the gross profit of NetWolves.

     The employment agreements with Messrs. Groteke, Stephens and Sherlock further provide for certain payments following death or disability for certain fringe benefits such as reimbursement for reasonable expenses and participation in medical plans, and for accelerated payments in the event of change of control of the Company.

     Walter M. Groteke, Daniel G. Stephens and Kevin F. Sherlock also have entered into warrant agreements with the Company whereby each is entitled to receive warrants to purchase 200,000 shares of the Company's common stock at $1.63 per share vesting on July 1, 2000. Warrants to purchase 200,000 shares of the Company's common stock at $1.63 per share also were issued to Walter R. Groteke. These warrants are fully vested on June 17, 2003 subject to acceleration under certain events. These events include the sale or disposition of substantially all of the capital stock or assets of the Company and the generation of certain revenues by the Company. Specifically, the vesting of 50,000 warrants is accelerated if the Company generates revenues of at least $5,000,000 within one year from the date of the Watchdog Patrols acquisition, 100,000 warrants will become exercisable if the Company generates at least $10,000,000 in revenues with at least $2,000,000 in pretax profit within one year of the Watchdog Patrols acquisition; and 50,000 warrants will become exercisable if at least $10,000,000 of revenue is generated by the Company with at least $1,000,000 in pretax profit within the second year following the Watchdog Patrols acquisition. Further, if the vesting of the warrants is not otherwise accelerated, they will nevertheless become exercisable if the Company generates $20,000,000 in revenues with at least $4,000,000 in pretax income during the second year following the acquisition of Watchdog Patrols.

Stock Option Plan

     In June 1998, the Company adopted a 1998 Long Term Incentive Plan (the "1998 Incentive Plan") in order to motivate qualified employees of the Company, to assist the Company in attracting employees and to align the interests of such persons with those of the Company's shareholders.

     The 1998 Incentive Plan provides for a grant of "incentive stock options" within the meaning of the Section 422 of the Internal Revenue Code of 1986, as amended, "non-qualified stock options," restricted stock, performance grants and other types of awards to officers, key employees, consultants and independent contractors of the Company and its affiliates.

     The 1998 Incentive Plan, which will be administered by the Board of Directors, authorizes the issuance of a maximum of 282,500 shares of common stock, which may be either newly issued shares, treasury shares, reacquired shares, shares purchased in the open market or any combination thereof. If any award under the 1998 Incentive Plan terminates, expires unexercised, or is cancelled, the shares of common stock that would otherwise have been issuable pursuant thereto will be available for issuance pursuant to the grant of new awards. To date, the Company has granted options to purchase 165,500 shares of common stock under the 1998 Incentive Plan to its officers and key employees.


ITEM 6.   EXECUTIVE COMPENSATION

     The following table sets forth the annual compensation with regard to the Chief Executive Officer and each of the other executive officers of the Company for fiscal year ended June 30, 1998. None of the persons in this summary compensation table received compensation for the fiscal year ended June 30, 1998.


                           Summary Compensation Table
                               Annual Compensation

    Name and                    Fiscal
Principal Position               Year            Salary              Bonus
------------------             -------           ------              -----

Walter M. Groteke               1998              -                    -
Chairman and Chief
Executive Officer

Daniel G. Stephens              1998              -                    -
Vice Chairman and
Chief Information
Officer

Kevin Sherlock                  1998              -                    -
Chief Operating Officer


ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     On June 17, 1998, NetWolves, LLC merged into a subsidiary of Watchdog Patrols, Inc., which thereafter changed its name to NetWolves Corporation. The merger provided for exchange of securities of NetWolves, LLC for the securities of the Company. The total capital contribution to NetWolves LLC by its members was $64,245. As part of such exchange, principals of NetWolves, LLC received 2,640,322 shares of NetWolves Corporation for a per share cost of approximately $.02. Messrs. Walter M. Groteke, Daniel G. Stephens, Jr. , Kevin F. Sherlock and Keith A. Darling each received 528,064 shares and Mr. Marc Jacques received 475,258 shares. Messrs. Groteke, Stephens, Sherlock, Darling and Jacques also each received 200,000 warrants in connection with the merger, exercisable at a price of $1.63 per share. The exercise price was based upon the public trading price of Watchdog Patrols Inc's common stock at the time of the acquisition. Howard Habberstadt and Joseph Ariola acted as finders for the merger transaction for which they received 75,000 warrants and 12,500 warrants, respectively, exercisable at a price of $2.00 per share. The exercise price for the warrants issued to Messrs. Habberstad and Ariola was determined through arms-length negotiations between the parties.

     Greenleaf Capital Partners LLC was a shareholder of Watchdog Patrols, Inc. prior to the merger, having acquired 1,141,360 shares at an aggregate purchase price of $2,200,000. Greenleaf Capital received demand registration rights in connection with the merger. Pursuant to these rights, Greenleaf Capital or any member or members of Greenleaf Capital owning at least 20% of the outstanding shares of common stock owned by Greenleaf Capital, has the right to request in writing that NetWolves register such shares under a registration statement to be filed with the Securities and Exchange Commission. The Company is thereafter required to file such registration statement within sixty (60) days after receipt of the request. The Company is further obligated to maintain the effectiveness of the registration statement until the securities covered thereunder have been sold.


ITEM 8.   LEGAL PROCEEDINGS

     There are no material pending legal proceedings to which the Company is a party or of which any of their property is the subject.

ITEM 9.   MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
          COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     NetWolves' common stock has traded on the OTC Bulletin Board under the symbol "WOLV" since December 1998. Prior to the December name and symbol change, the Company's stock traded under the symbol "WDGT", Watchdog Patrols, Inc. The following table sets forth the high and low closing prices for the common stock for the periods indicated.

                                                       High             Low
                                                       ----             ---
     1999
     Second Quarter (through April 5, 1999). . . . .  $11.50         $10.625
     First Quarter . . . . . . . . . . . . . . . . .   16.00            4.50

     1998
     Fourth Quarter. . . . . . . . . . . . . . . . .  $4.875           $3.25
     Third Quarter . . . . . . . . . . . . . . . . .    7.75            4.50
     Second Quarter (since June 17, 1998) . . . . .     5.00           1.625


     As of April 5, 1999, there were approximately 225 holders of record of the common stock. On April 5, 1999, the closing sales price of NetWolves common stock was $11.50 per share.

     NetWolves has not paid any cash dividends on its Common Stock and does not presently intend to do so. Future dividend policy will be determined by its Board of Directors on the basis of NetWolves' earnings, capital requirements, financial condition and other factors deemed relevant.

     The transfer agent and registrar of NetWolves' Common Stock is American Stock Transfer and Trust Co., 40 Wall Street, New York, New York 10005.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

     1. In June 1998, in connection with the merger of Watchdog Patrols, Inc. with the Company 2,640,322 shares of the Company's common stock were issued to the principals of NetWolves, LLC in exchange for their ownership interest in that company. The book value of the NetWolves, LLC ownership interest totalled $64,245 at the time of the merger, representing a cost for the 2,640,322 shares of approximately $.02 per share. This was a transaction by the Company not involving any public offering which was exempt from the registration requirements under the Securities Act pursuant to Section 4(2) thereof.

     2. In January 1999, an aggregate of 260,000 shares of the Company's common stock (valued at $5.125 per share) were issued to a person in exchange for services rendered. This was a transaction by the Company not involving any public offering which was exempt from the registration requirements under the Securities Act pursuant to Section 4(2) thereof.

     3. In January 1999, an aggregate of 200,000 shares of the Company's common stock (valued at $5.125 per share) were issued to two persons in exchange for services rendered. These were transactions by the Company not involving any public offering which were exempt from the registration requirements under the Securities Act pursuant to Section 4(2) thereof.

     4. In January 1999, an aggregate of 250,000 shares of the Company's common stock (valued at $5.125 per share) were issued to three directors of the Company in exchange for services rendered. This was transaction by the Company not involving any public offering which was exempt from the registration requirements under the Securities Act pursuant to Section 4(2) thereof.


ITEM 11.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

     The Company's authorized capital stock consists of 10,000,000 shares of common stock, $.0033 par value per share.

     Holders of the common stock do not have subscription, redemption, conversion or preemptive rights. The shares of common stock when issued and paid for, are fully paid and non-assessable. Each share of common stock is entitled to participate pro rata in distribution upon liquidation and to one vote on all matters submitted to a vote of shareholders. The holders of common stock may receive cash dividends as declared by the Board of Directors out of funds legally available therefor. Holders of the common stock are entitled to elect all directors. At each annual meeting of the shareholders all of the directors will be elected. The holders of the common stock do not have cumulative voting rights, which means that the holders of more than half of the shares voting for the election of a class of directors can elect all of the directors of such class and in such event the holders of the remaining shares will not be able to elect any of such directors.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Certificate of Incorporation and By-laws contain provisions which reduce the potential personal liability of directors for certain monetary damages and provide for indemnity of directors and other persons. The Company is unaware of any pending or threatened litigation against the Company or its directors that would result in any liability for which such director would seek indemnification or similar protection.

     Such indemnification provisions are intended to increase the protection provided directors and, thus, increase the Company's ability to attract and retain qualified persons to serve as directors. The Company currently maintains a liability insurance policy for the benefit of its directors in the sum of $3,000,000.

     The provisions affecting personal liability do not abrogate a director's fiduciary duty to the Company and its shareholders, but eliminate personal liability for monetary damages for breach of that duty. The provisions do not, however, eliminate or limit the liability of a director for failing to act in good faith, for engaging in intentional misconduct or knowingly violating a law, for authorizing the illegal payment of a dividend or repurchase of stock, for obtaining an improper personal benefit, for breaching a director's duty of loyalty (which is generally described as the duty not to engage in any transaction which involves a conflict between the interests of the Company and those of the director) or for violations of the federal securities laws. The provisions also limit or indemnify against liability resulting from grossly negligent decisions including grossly negligent business decisions relating to attempts to change control of the Company.

     The provisions regarding indemnification provide, in essence, that the Company will indemnify its directors against expenses (including attorneys'
fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding arising out of the director's status as a director of the Company, including actions brought by or on behalf of the Company (shareholder derivative actions). The provisions do not require a showing of good faith. Moreover, they do not provide indemnification for liability arising out of willful misconduct, fraud, or dishonesty, for "short-swing" profits violations under the federal securities laws, or for the receipt of illegal remuneration. The provisions also do not provide indemnification for any liability to the extent such liability is covered by insurance. One purpose of the provisions is to supplement the coverage provided by such insurance.

     These provisions diminish the potential rights of action which might otherwise be available to shareholders by limiting the liability of officers and directors to the maximum extent allowable under New York law and by affording indemnification against most damages and settlement amounts paid by a director of the Company in connection with any shareholders derivative action. However, the provisions do not have the effect of limiting the right of a shareholder to enjoin a director from taking actions in breach of his fiduciary duty, or to cause the Company to rescind actions already taken, although as a practical matter courts may be unwilling to grant such equitable remedies in circumstances in which such actions have already been taken.

     The Company also has entered into indemnification agreements with its officers and directors. The indemnification agreements provide for reimbursement for all direct and indirect costs of any type or nature whatsoever (including attorneys' fees and related disbursements) actually and reasonably incurred in connection with either the investigation, defense or appeal of a proceeding, (as defined) including amounts paid in settlement by or on behalf of an indemnitee thereunder.


ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See attached statements.



ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
         ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

(a) See Index to Financial Statements at beginning of attached financial statements.

(b)  Exhibits

     3.1   Certificate of Incorporation, as amended. *
     3.2   By-Laws. *
     4.1   Specimen common stock certificate.*
     4.2   Form of warrant to investment banking firm. *
     4.3   Form of warrant to employees. *
     10.1 Merger and Reorganization Agreement dated June 15, 1998 among Watchdog Patrols, Inc., Watchdog Acquisition Corp. and NetWolves, LLC. *
     10.2 Agreement between The Sullivan Group and NetWolves Corporation dated January 5, 1999.*
     10.3 Distribution Agreement between NetWolves Corporation and Anicom, Inc. dated as of January 18, 1999. *
     10.4 Employment Agreement between NetWolves Corporation and Daniel G. Stephens, Jr. dated June 17, 1998.*
     10.5 Employment Agreement between NetWolves Corporation and Walter M. Groteke dated June 17, 1998.*
     10.6 Employment Agreement between NetWolves Corporation and Kevin F. Sherlock dated June 17, 1998.*
     10.7  Warrant Agreement between NetWolves Corporation and Walter M.
           Groteke dated June 17, 1998.*
     10.8 Warrant Agreement between NetWolves Corporation and Daniel G. Stephens, Jr. dated June 17, 1998.*
     10.9  Warrant Agreement between NetWolves Corporation and Kevin F.
           Sherlock dated June 17, 1998.*
     10.10 Stock Option Plan.*
     10.11 Form of Indemnification Agreement*
     10.12 Settlement Agreement and Mutual Release with Keith Darling.*
     10.13 Settlement Agreement and Mutual Release with Mark Jacques.*
     27    Financial Data Schedule*


------
* Previously filed

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            NETWOLVES CORPORATION

                                            /s/ Walter M. Groteke
                                            By: Walter M. Groteke
                                            Chairman of the Board and
                                            President



Dated:   March 9, 2000

                    NETWOLVES CORPORATION AND SUBSIDIARIES
                         (A Development Stage Company)

                       CONSOLIDATED FINANCIAL STATEMENTS

               FOR THE PERIOD FROM FEBRUARY 13, 1998 (INCEPTION)
                          TO JUNE 30, 1998 AND FOR THE
            THREE AND SIX MONTHS ENDED DECEMBER 31, 1998 (UNAUDITED)

                     NETWOLVES CORPORATION AND SUBSIDIARIES
                         (A Development Stage Company)

                        CONSOLIDATED FINANCIAL STATEMENTS

                    PERIOD FROM FEBRUARY 13, 1998 (INCEPTION)
                          TO JUNE 30, 1998 AND FOR THE
            THREE AND SIX MONTHS ENDED DECEMBER 31, 1998 (UNAUDITED)


                                    CONTENTS



INDEPENDENT AUDITOR'S REPORT .............................................   F-1

CONSOLIDATED BALANCE SHEETS
 June 30, 1998 and December 31, 1998 (unaudited)  ........................   F-2

CONSOLIDATED STATEMENTS OF OPERATIONS
 For the period from February 13, 1998  (inception)  to June 30, 1998 and
 for the three and six months ended December 31, 1998 (unaudited)  .......   3

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
 For the period from February 13, 1998  (inception)  to June 30, 1998 and
 for the six months ended December 31, 1998 (unaudited) ..................   F-4

CONSOLIDATED STATEMENTS OF CASH FLOWS
 For the period from February 13, 1998  (inception)  to June 30, 1998 and
 for the six months ended December 31, 1998 (unaudited) ..................   F-5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ........................   F-6 - F-17

Board of Directors and Shareholders
NetWolves Corporation
Melville, New York


                          INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying consolidated balance sheet of NetWolves Corporation and subsidiaries (the "Company") as of June 30, 1998, and the related consolidated statements of operations, shareholders' equity and cash flows for the period from February 13, 1998 (inception) to June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of NetWolves Corporation and subsidiaries as of June 30, 1998, and the consolidated results of their operations and their consolidated cash flows for the period from February 13, 1998 (inception) to June 30, 1998 in conformity with generally accepted accounting principles.

/s/ Hays & Company
Hays & Company


February 25, 1999, except for Note 10c which
   is dated March 23, 1999
New York, New York

                     NETWOLVES CORPORATION AND SUBSIDIARIES
                         (A Development Stage Company)

                          CONSOLIDATED BALANCE SHEETS

                                                                                     December 31,
                                                                       June 30,         1998
                                                                        1998         (unaudited)
                                                                     -----------    -------------
ASSETS

Current assets
   Cash and cash equivalents                                         $ 1,118,416    $   808,279
   Marketable securities, available for sale, at market value          1,063,828        463,500
   Accounts receivable, net of allowance for doubtful
      accounts of $5,000                                                   6,803         77,898
   Net assets held for sale (Note 4)                                     720,000        275,000
   Inventories                                                            22,410        194,553
   Prepaid expenses and other current assets                              18,318         99,471
                                                                     -----------    -----------
           Total current assets                                        2,949,775      1,918,701

Property and equipment, net                                                4,949         48,805

Other assets                                                               4,727          8,938
                                                                     -----------    -----------
                                                                     $ 2,959,451    $ 1,976,444
                                                                     ===========    ===========
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
   Accounts payable and accrued expenses                             $    31,448    $   187,470
                                                                     -----------    -----------
          Total current liabilities                                       31,448        187,470
                                                                     -----------    -----------
Commitments and contingencies (Notes 4, 7, 9 and 10)

Shareholders' equity
   Common stock, $.0033 par value; 10,000,000 shares authorized;
      issued and outstanding: 4,313,870 - June 30, 1998
      and 4,663,870 - December 31, 1998                                   14,236         15,391
   Additional paid-in capital                                          3,012,159      5,503,754
   Deficit accumulated during the development stage                      (99,414)    (3,928,516)
   Accumulated other comprehensive income                                  1,022        198,345
                                                                     -----------    -----------
         Total shareholders' equity                                    2,928,003      1,788,974
                                                                     -----------    -----------
                                                                     $ 2,959,451    $ 1,976,444
                                                                     ===========    ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                     NETWOLVES CORPORATION AND SUBSIDIARIES
                         (A Development Stage Company)


                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                            Period from
                                               Period from     Three months   Six months    February 13,
                                               February 13,      ended           ended     1998 (inception)
                                                   1998        December 31,   December 31,  to December 31,
                                              (inception) to     1998            1998           1998
                                               June 30, 1998   (unaudited)    (unaudited)    (unaudited)
                                               -------------   -----------    -----------   ---------------
Sales                                           $    29,621    $    35,961    $    80,714    $   110,335

Cost of goods sold                                    5,681         15,179         31,478         37,159
                                                -----------    -----------    -----------    -----------
Gross profit from sales                              23,940         20,782         49,236         73,176
                                                -----------    -----------    -----------    -----------
Operating expenses
   General and administrative                       105,047      1,000,772      1,836,471      1,941,518
   Research and development                            --           78,512         91,616         91,616
   Sales and marketing                               44,463        978,431      1,979,587      2,024,050
                                                -----------    -----------    -----------    -----------
                                                    149,510      2,057,715      3,907,674      4,057,184
                                                -----------    -----------    -----------    -----------
Loss before other income (expense)
   and benefit from income taxes                   (125,570)    (2,036,933)    (3,858,438)    (3,984,008)

Other income (expense)
   Interest income                                    3,011         14,536         27,218         30,229
   Loss on sale of marketable securities               --           (8,047)        (8,047)        (8,047)
   Dividend income                                    3,490          7,131         10,165         13,655
   Interest expense                                    (345)          --             --             (345)
                                                -----------    -----------    -----------    -----------
Loss before benefit from income taxes              (119,414)    (2,023,313)    (3,829,102)    (3,948,516)

Benefit from income taxes                            20,000           --             --           20,000
                                                -----------    -----------    -----------    -----------
Net loss                                        $   (99,414)   $(2,023,313)   $(3,829,102)   $(3,928,516)
                                                ===========    ===========    ===========    ===========

Basic and diluted net loss per share            $     (0.04)   $     (0.47)   $     (0.89)   $     (1.07)
                                                ===========    ===========    ===========    ===========
Weighted average common
   shares outstanding                             2,810,102      4,317,674      4,315,772      3,670,485
                                                ===========    ===========    ===========    ===========



                 The accompanying notes are an integral part of
                    these consolidated financial statements.



                     NETWOLVES CORPORATION AND SUBSIDIARIES
                         (A Development Stage Company)


                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

           PERIOD FROM FEBRUARY 13, 1998 (INCEPTION) TO JUNE 30, 1998 AND FOR THE SIX MONTHS ENDED DECEMBER 31, 1998 (UNAUDITED)

                                                                                      Deficit
                                                                                    accumulated Accumulated                 Compre-
                                                                         Additional  during the    other         Total      hensive
                                                        Common stock      paid-in   development comprehensive shareholders' income
                                                     Shares      Amount   capital       stage     income        equity      (loss)
                                                     ------      ------  ---------- ----------- ------------- ------------ ---------
Initial capital contributions to NetWolves, LLC         100  $  64,245   $     -      $     -       $  -    $    64,245

Reverse acquisition, June 17, 1998 (Note 2)
 Exchange of NetWolves, LLC membership
  interests                                            (100)   (64,245)        -             -         -        (64,245)
 Issuance of common stock to owners of
  NetWolves, LLC                                  2,640,322      8,713       55,532          -         -         64,245
 Outstanding common stock of Watchdog
  Patrols, Inc.                                   1,673,548      5,523    2,956,627          -         -      2,962,150

Marketable securities valuation adjustment             -          -            -             -        1,022       1,022  $    1,022

Net loss, period from February 13, 1998
 (inception) to June 30, 1998                          -          -            -          (99,414)     -        (99,414)    (99,414)
                                                 ----------  ---------   ----------   -----------   ------- -----------  ----------
  Total comprehensive loss                                                                                               $  (98,392)
                                                                                                                         ==========

Balance, June 30, 1998                            4,313,870     14,236    3,012,159      (99,414)     1,022   2,928,003

Marketable securities valuation
 adjustment (unaudited)                                -          -            -            -       197,323     197,323 $    197,323
Common stock and warrants issued for
 services (unaudited)                               350,000      1,155    2,491,595         -          -      2,492,750        -
Net loss, six months ended
 December 31, 1998 (unaudited)                         -          -            -      (3,829,102)      -     (3,829,102) (3,829,102)
                                                 ----------  ---------   ----------   -----------   ------- -----------  ----------
  Total comprehensive loss (unaudited)                                                                                  $(3,631,779)
                                                                                                                        ===========

Balance, December 31, 1998 (unaudited)            4,663,870  $  15,391  $ 5,503,754  $(3,928,516)  $198,345 $ 1,788,974
                                                 ==========  =========  ===========  ===========   ======== ===========

        The accompanying notes are an integral part of these consolidated financial statements.

                     NETWOLVES CORPORATION AND SUBSIDIARIES
                          (A Development Stage Comany)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                        Period from
                                                                       Period from      Six months      February 13
                                                                       February 13,        ended      1998 (inception)
                                                                           1998         December 31,  to December 31,
                                                                      (inception) to       1998            1998
                                                                       June 30, 1998    (unaudited)     (unaudited)
                                                                       -------------   ------------   ----------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS


Cash flows from operating activities
   Net loss                                                             $   (99,414)   $(3,829,102)      $ (3,928,516)
   Adjustments to reconcile net loss to net cash used in
      operating activities
         Depreciation                                                           401          3,541              3,942
         Realized loss on sale of marketable securities                        --            8,047              8,047
         Provision for doubtful accounts                                      5,000           --                5,000
         Common stock and warrants issued for services                          --        2,492,750          2,492,750
         Deferred income tax benefit                                        (20,000)          --              (20,000)
   Changes in operating assets and liabilities
      Accounts receivable                                                   (11,803)       (71,095)           (82,898)
      Inventories                                                           (22,410)      (172,143)          (194,553)
      Prepaid expenses and other current assets                             (18,318)       (81,153)           (99,471)
      Accounts payable and accrued expenses                                  31,448        156,022            187,470
                                                                        -----------    -----------       ------------
         Net cash used in operating activities                             (135,096)    (1,493,133)        (1,628,229)
                                                                        -----------    -----------       ------------
Cash flows from investing activities
   Proceeds from the sale of marketable securities                             --          789,604            789,604
   Proceeds from assets held for sale, net                                     --          445,000            445,000
   Purchases of property and equipment                                       (5,350)       (47,397)           (52,747)
   Payments of security deposits                                             (4,727)        (4,211)            (8,938)
                                                                        -----------    -----------       ------------
          Net cash provided by investing activities                         (10,077)     1,182,996          1,172,919
                                                                        -----------    -----------       ------------
Cash flows from financing activities
   Proceeds from initial capital contribution                                64,245           --               64,245
   Cash acquired in reverse acquisition                                   1,460,366           --            1,460,366
   Transaction costs paid in connection with reverse acquisition           (261,022)          --             (261,022)
                                                                        -----------    -----------       ------------
          Net cash provided by financing activities                       1,263,589           --            1,263,589
                                                                        -----------    -----------       ------------
Net increase (decrease) in cash and cash equivalents                      1,118,416       (310,137)           808,279

Cash and cash equivalents, beginning of period                                 --        1,118,416               --
                                                                        -----------    -----------       ------------
Cash and cash equivalents, end of period                                $ 1,118,416    $   808,279       $    808,279
                                                                        ===========    ===========       ============
SUPPLEMENTAL DISCLOSURE OF NONCASH
   INVESTING AND FINANCING  ACTIVITIES
   Reverse acquisition (Note 2)
      Marketable securities acquired                                    $ 1,062,806    $      --         $  1,062,806
      Net assets held for sale                                              720,000           --              720,000
      Deferred income tax liability                                         (20,000)          --              (20,000)
      Cash acquired, net of $261,022 of transaction costs paid            1,199,344           --            1,199,344
                                                                        -----------    -----------       ------------
         Outstanding common stock of Watchdog Patrols, Inc.             $ 2,962,150    $      --         $  2,962,150
                                                                        ===========    ===========       ============

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                     NETWOLVES CORPORATION AND SUBSIDIARIES
                         (A Development Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    PERIOD FROM FEBRUARY 13, 1998 (INCEPTION)
                          TO JUNE 30, 1998 AND FOR THE
                 SIX MONTHS ENDED DECEMBER 31, 1998 (UNAUDITED)


1    The Company

     NetWolves, LLC was an Ohio limited liability company formed on February 13, 1998, which was merged into Watchdog Patrols, Inc. ("Watchdog") on June 17, 1998. Watchdog, the legal surviving entity of the merger was incorporated under the laws of the State of New York on January 5, 1970. As a result of the merger and subsequent sale of Watchdog's business (Note 4), Watchdog changed its name to NetWolves Corporation (the "Company").

     The Company is a development stage company that has designed and developed a multi- functional product that is a secure, integrated, modular Internet gateway. The primary product, the FoxBox, supports secure access to the Internet for multiple users through a single connection and, among other things, provides electronic mail, firewall security and web site hosting and also contains a network file server. Since inception, the Company has been developing its business plan and building its infrastructure in order to effectively market its products. The Company is expecting to ship its first significant order, in excess of $1,500,000, in March/April 1999.

2    Reverse acquisition

     On June 17, 1998, Watchdog acquired all of the outstanding common stock of NetWolves, LLC (the "Merger"). For accounting purposes, the acquisition has been treated as an acquisition of Watchdog by NetWolves, LLC and as a recapitalization of NetWolves, LLC. The historical financial statements prior to June 17, 1998 are those of NetWolves, LLC. The acquisition of Watchdog has been recorded based on the fair value of Watchdog's net tangible assets, which consist primarily of cash, marketable securities and certain assets held for sale (Note 4), with an aggregate value of $2,962,150 (net of transaction costs of $261,022). Since this transaction is in substance, a recapitalization of NetWolves, LLC and not a business combination, pro forma information is not presented.

     As part of the Merger, the NetWolves, LLC membership interests were converted into 2,640,322 shares of Watchdog common stock and warrants to purchase an aggregate of 620,000 shares of Watchdog common stock at an exercise price of $1.63 per share. Immediately prior to the Merger, there were 1,673,548 shares of Watchdog common stock issued and outstanding. In addition, certain pre-Merger shareholders of Watchdog received warrants to purchase 500,000 shares of Watchdog common stock at an exercise price of $1.63 per share. Additionally, two individuals, who provided consulting services with respect to the Merger, received warrants to purchase an aggregate of 87,500 shares of Watchdog common stock at an exercise price of $2.00 per share. These warrants are described further in Note 7.


3    Significant accounting policies

     Principles of consolidation

     The consolidated  financial  statements include the accounts of the Company
     and   its   wholly-owned   subsidiaries.   All   significant   intercompany
     transactions and balances have been eliminated in consolidation.

                     NETWOLVES CORPORATION AND SUBSIDIARIES
                         (A Development Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    PERIOD FROM FEBRUARY 13, 1998 (INCEPTION)
                          TO JUNE 30, 1998 AND FOR THE
                 SIX MONTHS ENDED DECEMBER 31, 1998 (UNAUDITED)

3    Significant accounting policies (continued)

     Interim financial information

     The unaudited consolidated balance sheet as of December 31, 1998, the unaudited consolidated statements of operations for the three and six months ended December 31, 1998 and the unaudited consolidated statement of cash flows for the six months ended December 31, 1998, have been prepared by the Company and in the opinion of management include all adjustments consisting only of normal recurring accruals, which management considers necessary for the fair presentation of the financial statements for such periods. The Company's results of operations for the six months ended December 31, 1998, are not necessarily indicative of results that may be expected for any other future interim periods or for the year ending June 30, 1999.

     Fiscal year-end

     The Company operates on a fiscal-year end of June 30.


     Risks and other factors

     As a company that has developed a software product for use as a multi-functional Internet communications device, and whose planned principal operations has not yet commenced, NetWolves Corporation faces certain risks. These include, among other items, the ability to implement its business plan, dependence on proprietary technology, rapid technological change, challenges in recruiting personal and a highly competitive market place.

     Revenue recognition

     The Company records revenue in accordance with Statement of Position 97-2 "Software Revenue Recognition" ("SOP 97-2"), issued by the American
     Institute of Certified Public Accountants (as modified by Statement of Position 98-9). SOP 97-2 provides additional guidance with respect to multiple element arrangements; returns, exchanges, and platform transfer rights; resellers; services; funded software development arrangements; and contract accounting. Accordingly, revenue from the sale of perpetual and term software licenses are recognized, net of provisions for returns, at the time of delivery and acceptance of software products by the customer, when the fee is fixed and determinable and collectibility is probable. Maintenance revenue that is bundled with an initial license fee is deferred and recognized ratably over the maintenance period. Amounts deferred for maintenance are based on the fair value of equivalent maintenance services sold separately.

     Marketable securities

     Marketable securities, which are all classified as "available for sale", are valued at fair market value. Unrealized gains or losses are recorded net of income taxes as "accumulated other comprehensive income" in shareholders' equity, whereas realized gains and losses are recognized in the Company's statements of operations using the first-in, first-out method.

                     NETWOLVES CORPORATION AND SUBSIDIARIES
                         (A Development Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    PERIOD FROM FEBRUARY 13, 1998 (INCEPTION)
                          TO JUNE 30, 1998 AND FOR THE
                 SIX MONTHS ENDED DECEMBER 31, 1998 (UNAUDITED)

3    Significant accounting policies (continued)

     Inventories

     Inventories consist of raw materials and finished goods. Inventories are valued at the lower of cost or net realizable value using the first-in, first-out method.

     Property and equipment

     Property and equipment are stated at cost and depreciated on a straight-line basis over the estimated useful lives of the related assets. Expenditures for maintenance and repairs are charged directly to the appropriate operating accounts at the time the expense is incurred. Expenditures determined to represent additions and betterments are capitalized.

     Software development costs

     Costs associated with the development of software products are generally capitalized once technological feasibility is established. Purchased software technologies are recorded at cost. Software costs associated with technology development and purchased software technologies are amortized using the greater of the ratio of current revenue to total projected revenue for a product or the straight-line method over its estimated useful life. Amortization of software costs begins when products become available for general customer release. Costs incurred prior to establishment of technological feasibility are expensed as incurred and reflected as research and development costs in the accompanying consolidated statements of operations.

     Start-up and organization costs

     The Company accounts for start-up costs in accordance with Statement of Position 98-5, "Reporting on the Costs of Start-up Activities" ("SOP 98-5"), issued by the American Institute of Certified Public Accountants. SOP 98-5 requires the cost of start-up activities, including organization costs, to be expensed as incurred.

     Impairment of long-lived assets

     The Company reviews its long-lived assets, including software development costs and property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. To determine recoverability of its long-lived assets, the Company evaluates the probability that future undiscounted net cash flows, without interest charges, will be less than the carrying amount of the assets. The Company has determined that as of June 30, 1998, there has been no impairment in the carrying value of long-lived assets.

                     NETWOLVES CORPORATION AND SUBSIDIARIES
                         (A Development Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    PERIOD FROM FEBRUARY 13, 1998 (INCEPTION)
                          TO JUNE 30, 1998 AND FOR THE
                 SIX MONTHS ENDED DECEMBER 31, 1998 (UNAUDITED)

3    Significant accounting policies (continued)

     Income taxes

     The Company accounts for income taxes using the liability method which requires the determination of deferred tax assets and liabilities based on the differences between the financial and tax bases of assets and liabilities using enacted tax rates in effect for the year in which differences are expected to reverse. The net deferred tax asset is adjusted by a valuation allowance, if, based on the weight of available evidence, it is more likely than not that some portion or all of the net deferred tax asset will not be realized. The Company and its subsidiaries are expected to file a consolidated Federal income tax return.

     Stock  Options

     Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") establishes a fair value-based method of accounting for stock compensation plans. The Company has chosen to adopt the disclosure requirements of SFAS 123 and continue to record stock compensation for its employees in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Under APB 25, charges are made to operations in accounting for stock options granted to employees when the option exercise prices are below the fair market value of the common stock at the measurement date. Options granted to non-employees are recorded in accordance with SFAS 123.

     Basic and diluted net loss per share

     The Company displays earnings per share in accordance with Statement of Financial Accounting Standards No.128, "Earnings Per Share" ("SFAS 128"). SFAS 128 requires dual presentation of basic and diluted earnings per share. Basic earnings per share includes no dilution and is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share includes the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

     The effect of the recapitalization on the NetWolves, LLC members has been given retroactive application in the earnings per share calculation. The common stock issued and outstanding with respect to the pre-Merger Watchdog shareholders has been included since the effective date of the Merger. Outstanding stock options and warrants have not been considered in the computation of diluted per share amounts, since the effect of their inclusion would be antidilutive. Accordingly, basic and diluted earnings per share amounts are identical.

     Cash and cash equivalents

     Generally, the Company considers investments with original maturities of three months or less to be cash equivalents.

     Concentrations and fair value of financial instruments

     Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash investments and marketable securities. At June 30, 1998, the Company's cash investments are held at various financial institutions, which limits the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to marketable securities consist of a varied portfolio, which limits the amount of credit exposure to any one particular investment.
     Unless otherwise disclosed, the fair value of financial instruments approximates their recorded values.

                     NETWOLVES CORPORATION AND SUBSIDIARIES
                         (A Development Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    PERIOD FROM FEBRUARY 13, 1998 (INCEPTION)
                          TO JUNE 30, 1998 AND FOR THE
                 SIX MONTHS ENDED DECEMBER 31, 1998 (UNAUDITED)

3    Significant accounting policies (continued)

     Use of estimates

     In preparing consolidated financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

4    Net assets held for sale

     In November 1998, the Company sold substantially all of the business assets related to Watchdog's uniformed security guard services operations to W Acquisition Corp. (the "Purchaser") for $600,000. The Purchaser acquired all inventory, furniture and equipment, customer lists, trade rights, contracts, goodwill and rights to the name "Watchdog Patrols, Inc." (the "Assets"). The Company retained responsibility for all remaining accounts receivable, other current assets, accounts payable and accrued expenses. The net assets held for sale are classified as a current asset and are reflected at net realizable value based on the selling price of the Assets, the net estimated liquidation value of the assets and liabilities retained, and the net negative cash flows from the operations of the security guard business during the period from June 17, 1998 (the date of acquisition) to the date of disposal in November 1998. Net assets held for sale consist of the following:

                                                                                      December 31,
                                                                                         1998
                                                                    June 30, 1998     (unaudited)
                                                                    -------------    -------------
     Sale of Assets                                                  $   600,000     $      -

     Retained assets and liabilities
        Accounts receivable                                              500,000         250,000
        Other current assets                                             140,000         140,000
        Accounts payable and accrued expenses                           (460,000)       (115,000)

     Cash out-flows from operations during holding period                (60,000)           -
                                                                     -----------     -----------
            Net assets held for sale                                 $   720,000     $   275,000
                                                                     ===========     ===========

                     NETWOLVES CORPORATION AND SUBSIDIARIES
                         (A Development Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    PERIOD FROM FEBRUARY 13, 1998 (INCEPTION)
                          TO JUNE 30, 1998 AND FOR THE
                 SIX MONTHS ENDED DECEMBER 31, 1998 (UNAUDITED)

5    Marketable securities, available for sale

     The following is a summary of marketable securities, available for sale:

                                                              Gross
                                             Amortized      unrealized          Fair
                                                cost       gain (loss)          value
                                             ----------    -----------       ----------
        June 30, 1998
        Mutual funds/equity securities       $  569,131      $   (536)       $  568,595
        Bonds                                   493,675         1,558           495,233
                                             ----------      --------        ----------
                                             $1,062,806      $  1,022        $1,063,828
                                             ==========      ========        ==========
        December 31, 1998 (unaudited)
        Mutual funds/equity securities       $   70,000      $230,000        $  300,000
        Bonds                                   195,155       (31,655)          163,500
                                             ----------      --------        ----------
                                               $265,155      $198,345        $  463,500
                                             ==========      ========        ==========

     Changes in the unrealized gain (loss) on marketable securities, available for sale are reported as separate components of shareholders' equity.

     The maturities of the Company's debt securities at June 30, 1998 are as follows:

                                                         Amortized          Fair
                                                            Cost            value
                                                         ---------      -----------
           Due in one year or less                       $     -        $      -
           Due after one year through five years            202,660         203,733
           Due after six years through ten years            291,015         291,500
                                                         ----------     -----------
                                                         $  493,675     $   495,233
                                                         ==========     ===========

                     NETWOLVES CORPORATION AND SUBSIDIARIES
                         (A Development Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    PERIOD FROM FEBRUARY 13, 1998 (INCEPTION)
                          TO JUNE 30, 1998 AND FOR THE
                 SIX MONTHS ENDED DECEMBER 31, 1998 (UNAUDITED)

6    Property and equipment

     Property and equipment consists of the following:

                                                                                        December 31,
                                                 Useful life                                1998
                                                   in years           June 30, 1998      (unaudited)
                                                 -----------          -------------      ------------

        Machinery and equipment                        5              $    3,350      $    36,601
        Furniture and fixtures                         5                   2,000           16,146
                                                                      ----------      -----------
                                                                           5,350           52,747
        Less accumulated depreciation                                       (401)          (3,942)
                                                                      ----------      -----------
        Property and equipment, net                                   $    4,949      $    48,805
                                                                      ==========      ===========

7    Shareholders' equity

     Common stock issuances

     During the six months ended December 31, 1998, the Company issued 350,000 shares of its common stock as follows:

     . 150,000 shares were issued to the Company's Vice President of Sales and Marketing (who is also a Director of the Company) for services rendered during the six months ended December 31, 1998, which resulted in a charge to operations of approximately $769,000. Management determined the fair value of the common stock based on its quoted market price at the time of issuance.

     . 200,000 shares were issued to Internet Technologies, Inc., a consultant to the Company ("Internet Technologies"), for services rendered during the six months ended December 31, 1998, which resulted in a charge to operations of $1,025,000. Management determined the fair value of the common stock based on its quoted market price at the time of issuance. Internet Technologies has demand registration rights on these 200,000 shares.

     During January 1999, the Company issued 360,000 shares of its common stock as follows:


     . 60,000 shares were issued to Internet Technologies for services to be rendered during the three months ending March 31, 1999, which resulted in a charge to operations in such quarter of approximately $308,000. Management determined the fair value of the common stock based on its quoted market price at the time of issuance. Additionally, Internet Technologies has the right to receive up to 60,000 shares upon completion of a $6,000,000 private placement (Note 10c) and an additional 60,000 shares upon completion of a second private placement, if any.

     . 100,000 shares were issued to a financial consultant for services to be rendered during the three months ending March 31, 1999, which resulted in a charge to operations in such quarter of approximately $513,000. Management determined the fair value of the common stock based on its quoted market price at the time of issuance.

     . 100,000 shares were issued in conjunction with the appointment of two new Directors of the Company effective February 1, 1999 (50,000 shares each), which resulted in an aggregate charge to operations in such quarter of approximately $513,000. Management determined the fair value of the common stock based on its quoted market price at the time of issuance.

     . 100,000 shares were issued to the Company's legal counsel for services to be rendered during the three months ending March 31, 1999, which resulted in a charge to operations in such quarter of approximately $513,000. Management determined the fair value of the common stock based on its quoted market price at the time of issuance.

     Another  shareholder,   Greenleaf  Capital  Partners,   LLC  (a  pre-Merger
     shareholder of Watchdog), has demand registration rights on its 1,141,360 shares of common stock.

                     NETWOLVES CORPORATION AND SUBSIDIARIES
                         (A Development Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    PERIOD FROM FEBRUARY 13, 1998 (INCEPTION)
                          TO JUNE 30, 1998 AND FOR THE
                 SIX MONTHS ENDED DECEMBER 31, 1998 (UNAUDITED)

7    Shareholders' equity (continued)

     Stock option plan

     In June 1998, the Company adopted the 1998 Long Term Incentive Plan (the "1998 Incentive Plan") in order to motivate qualified employees of the Company, to assist the Company in attracting employees and to align the interests of such persons with those of the Company's shareholders. The 1998 Incentive Plan, which authorizes the issuance of a maximum of 282,500 shares of common stock, provides for a grant of incentive stock options, non-qualified stock options, restricted stock, performance grants and other types of awards to officers, key employees, consultants and independent contractors of the Company and its affiliates. The 1998 Incentive Plan is administered by the Board of Directors, which has sole discretion and authority, consistent with the provisions of the 1998 Incentive Plan, to determine which eligible participants will receive options, the time when options will be granted and the terms of options granted.

     In January 1999, the Company granted options to purchase 165,500 shares of common stock under the 1998 Incentive Plan to key employees at an exercise price of $5.00 per share that vest in equal installments over three years commencing January 2000. The exercise price represents the closing quoted price of the common stock on the day immediately prior to the grants. All options expire in ten years from the grant date.

     Warrants

     On June 17, 1998, in conjunction with the Merger, the Company granted warrants to purchase 1,207,500 shares of its common stock as follows:

      . 620,000 ten-year warrants issued to the former members of NetWolves LLC at an exercise price of $1.63 per share. Originally, an aggregate of 1,000,000 warrants were granted to six individuals; upon termination of two of these individuals in January 1999, 380,000 warrants were cancelled resulting in 620,000 outstanding warrants. The warrants were originally issued as performance-based warrants, vesting only upon achieving specified financial targets. In January 1999, the vesting terms of 600,000 of the warrants were amended so that the warrants would automatically vest in June 2000. Accordingly, the modification changed the warrant to a fixed-warrant and a new measurement date was established. The intrinsic value of the modified warrants approximated $1,908,000, which will be charged to operations over the 18-month vesting period (also see Note 9).

     . 500,000 five-year warrants issued to certain pre-Merger shareholders of Watchdog at an exercise price of $1.63 per share. These warrants became exercisable when granted. The pre-merger shareholders have demand registration rights on the shares of common stock issuable upon exercise of these warrants.

     . 87,500 five-year warrants issued to two individuals who provided consulting services with respect to the Merger at an exercise price of $2.00 per share. These warrants became exercisable when granted.

                     NETWOLVES CORPORATION AND SUBSIDIARIES
                         (A Development Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    PERIOD FROM FEBRUARY 13, 1998 (INCEPTION)
                          TO JUNE 30, 1998 AND FOR THE
                 SIX MONTHS ENDED DECEMBER 31, 1998 (UNAUDITED)

7    Shareholders' equity (continued)

     Warrants (continued)

     During the six months ended December 31, 1998, the Company granted warrants to purchase 200,000 shares of its common stock as follows:

     . 200,000 ten-year warrants issued to the Company's Vice President of Sales and Marketing (who is also a Director of the Company) at an exercise price of $1.63 per share. The warrants vest in 5 years subject to acceleration pursuant to specified performance criteria. These warrants were issued for services rendered during the six months ended December 31, 1998 and resulted in a charge to operations of approximately $699,000, based upon the intrinsic value of the warrants on the date of grant.

     During January 1999, the Company granted warrants to purchase 400,000 shares of its common stock as follows:

     .    100,000  two-year  warrants  were issued to two  terminated  employees
          (50,000 warrants each) at an exercise price of $5.00 per share (also see Note 9). The warrants vest only upon the independent contractors' submission of valid, legally binding purchase orders totaling $10,000,000 for the period from January 1, 1999 to December 31, 1999. The potential charge to operations upon achieving specified performance criteria is approximately $200,000. The value of the warrants has been calculated using the Black-Scholes option-pricing model with the following assumptions: no dividend yield, expected volatility of 65%, risk-free interest rate of 4.62%, and an expected term of two years.

     . 300,000 warrants were issued to Anicom, Inc. for cash consideration of $300,000 (see Note 10b).

8    Benefit from income taxes

     The benefit from income taxes for the period from February 13, 1998 (inception) to June 30, 1998 consists of the following:

                Current - Federal and states                        $       -
                Deferred - Federal                                        15,000
                Deferred - states                                          5,000
                                                                    ------------
                     Benefit from income taxes                      $     20,000
                                                                    ============

     The following table summarizes the significant differences between the Federal statutory tax rate and the Company's effective tax rate for financial reporting purposes:

                Federal statutory tax rate                                 (34.0)%
                State and local taxes net of Federal tax effect             (5.0)
                Effect of graduated tax rates                                9.0
                Permanent differences                                        1.9
                Valuation allowance on deferred tax asset                   11.4
                                                                           ------
                    Effective tax rate                                     (16.7)%
                                                                           ======

                     NETWOLVES CORPORATION AND SUBSIDIARIES
                         (A Development Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    PERIOD FROM FEBRUARY 13, 1998 (INCEPTION)
                          TO JUNE 30, 1998 AND FOR THE
                 SIX MONTHS ENDED DECEMBER 31, 1998 (UNAUDITED)

8    Benefit from income taxes (continued)

     The tax effects of temporary differences and carry forwards that give rise to deferred tax assets or liabilities at June 30, 1998 are summarized as follows:

                Provision for doubtful accounts                     $      1,500
                Net operating loss carry forward                          32,000
                Net assets held for sale                                 (20,000)
                Valuation allowance on net deferred tax asset            (13,500)
                                                                    ------------
                    Deferred tax asset, net                         $       -
                                                                    ============

     The Company has provided for full valuation allowances on the net deferred tax assets due to the uncertainty of future income tax estimates. At June 30, 1998, the Company has net tax operating loss carryforwards of approximately $100,000 available to offset future income tax liabilities, if any. The carryforward losses expire in the year 2013.

9    Commitments and contingencies

     Leases

     The Company has entered into several leases for office space. At June 30, 1998, the approximate future minimum annual lease payments are summarized as follows:

        Fiscal year ending June 30,
                1999                                        $     66,000
                2000                                              48,000
                2001                                              48,000
                2002                                              23,000
                2003                                              18,000
                Thereafter                                         2,000
                                                            ------------
                                                            $    205,000
                                                            ============

     Employment agreements

     In conjunction with the consummation of the Merger, the Company entered into employment agreements with 5 executives who were the principal pre-Merger owners of NetWolves, LLC. Two of these executives were subsequently terminated as discussed below. Each of the agreements are substantially identical and provide for the following significant terms:

          .    employment  term  of  three  years  commencing  June  1999,  with automatic renewals for additional three-year terms unless terminated by the Company for cause or terminated by the executive,

          . salary of $100,000, increasing up to $250,000, dependent on specified revenue targets,

          .    bonus of 2% of the Company's gross profit, and

          . 200,000 warrants for four of the executives and 180,000 warrants for the fifth executive (see Note 7).

                     NETWOLVES CORPORATION AND SUBSIDIARIES
                         (A Development Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    PERIOD FROM FEBRUARY 13, 1998 (INCEPTION)
                          TO JUNE 30, 1998 AND FOR THE
                 SIX MONTHS ENDED DECEMBER 31, 1998 (UNAUDITED)

9    Commitments and contingencies (continued)

     Employment agreements (continued)

     In January 1999, two of the five executives were terminated pursuant to a Settlement Agreement and Mutual Release. In exchange for terminating the employment agreements and cancellation of the 380,000 warrants (in total) previously issued, the Company will pay each terminated executive $50,000 in cash and enter into a Manufacturer's Representation Agreement ("MRA"). The MRA appoints the terminated executive as an independent non-exclusive sales person to promote the sale of the Company's products. The MRA is for a one-year term commencing January 1999 and provides for a 5% commission on all net sales attributed to such representative. Additionally, each of the terminated executives received 50,000 performance based warrants (see Note
     7).

     Legal matters

     Certain claims, suits and complaints arising in the normal course with respect to the Company's uniformed security guard services operations have been filed or are pending against the Company. Generally, these matters are all covered by a general liability insurance policy. In the opinion of management, all such matters are without merit or are of such kind, or involve such matters, as would not have a significant effect on the financial position or results of operations of the Company, if disposed of unfavorably.

10   Subsequent events

     a. The Sullivan Group

     In January 1999, the Company entered into an agreement with The Sullivan Group ("Sullivan") whereby Sullivan appointed the Company as its exclusive provider of the Company's multi-service Internet delivery system (known as "FoxBox") to be used in conjunction with Sullivan's proprietary interactive distance learning training programs. The period of the agreement is for a term of five years and shall be automatically renewed for an additional five-year term unless six months notice of termination is provided by either party.

     Although there are no minimum order requirements, it is expected that delivery will commence in June 1999, and in most instances, the FoxBox units will be subject to 48-month rental contracts at a rate of $200 per unit, per month. The lease obligations will be paid for by the end user retail site (or its corporate parent, the "Site"). One year of maintenance is to be included with each leasing agreement. Beginning in the second year, each Site may agree to pay the Company an additional fee in order to extend the maintenance period.

                     NETWOLVES CORPORATION AND SUBSIDIARIES
                         (A Development Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    PERIOD FROM FEBRUARY 13, 1998 (INCEPTION)
                          TO JUNE 30, 1998 AND FOR THE
                 SIX MONTHS ENDED DECEMBER 31, 1998 (UNAUDITED)

10   Subsequent events (continued)

     b. Anicom, Inc.

     In January 1999, the Company entered into a five-year exclusive master distribution agreement with Anicom, Inc. ("Anicom") to distribute the FoxBox throughout North America. Additionally, Anicom is entitled to receive a commission on any sales or leases of the FoxBox unit made directly by the Company that Anicom was not involved with and a commission on certain technical support revenue earned by the Company. The agreement may be terminated by the Company with payment of a specified termination fee or it may be terminated should Anicom fail to meet minimum order requirements.

     For cash consideration paid to the Company of $300,000, the Company issued Anicom 300,000 warrants to purchase common stock of the Company at an exercise price of $5 per share. The warrants issued to Anicom shall vest in equal installments over three years, commencing on the first anniversary of the agreement and shall expire in January 2004. Anicom also obtained piggyback registration rights with respect to the issuable shares of common stock.

     c. Private placement memorandum

     On April 20, 1999, the Company completed preparation of a Private Placement Memorandum. The Company is offering to sell up to 800,000 shares of restricted common stock at $7.50 per share (a total of $6,000,000) on a "best efforts, no minimum, maximum basis." Any proceeds to the Company are expected to be used for working capital purposes and will be subject to sales commissions and other expenses including legal, accounting and filing fees. There can be no assurances that the Company's offering will be successful.


11   Restatement of consolidated financial statements (unaudited)

     The Company has restated previously issued unaudited financial results for the three and six months ended December 31, 1998 as well as the unaudited financial results for the period from February 13, 1998 (inception) to December 31, 1998. The restated unaudited financial results primarily reflect an adjustment made to the values assigned to equity instruments issued in fiscal 1999 as compensation to employees and consultants. Management originally determined the fair value of the equity instruments using the quoted market price on the day of issuance less a discount due to its restricted nature. Subsequently, management determined that it would be more objectively verifiable to use the undiscounted quoted market price. As a result of this adjustment, the net loss for the three months ended December 31, 1998 was increased from $1,799,094 to $2,023,313, the net loss for the six months ended December 31, 1998 was increased from $3,380,664 to $3,829,102 and the net loss for the period from February 13, 1998
     (inception)  to  December  31,  1998  was  increased  from   $3,480,078  to
     $3,928,516.